Exhibit 99.2

Consolidated Statements of Net Income — Unaudited

	Three months		Nine months
For the period ended September 30
(in millions of Canadian dollars, except per share amounts)	2002	2001(1)	2002	2001(1)

REVENUES

Premiums

Participating insurance and annuities	$181	$162	$586	$573

Non-participating:

Annuities	737	611	1,787	1,705

Individual life and health insurance	134	127	389	385

Group life and health insurance	447	394	1,360	1,200

Reinsurance	62	41	169	123

	1,561	1,335	4,291	3,986

Net investment income	496	452	1,554	1,575

Fee and other income	131	117	404	344

	2,188	1,904	6,249	5,905

EXPENDITURES

Payments to policyholders and beneficiaries

Life, health and general benefits	626	457	1,586	1,327

Annuity payments	340	314	998	919

Maturities, surrender payments and other	335	405	1,025	1,336

Participating policyholder dividends	73	71	222	220

	1,374	1,247	3,831	3,802

Increase in actuarial liabilities	302	217	869	690

Commissions	134	109	381	331

General expenses	192	177	565	561

Premium and other taxes	17	4	49	38

Interest expense	9	10	29	29

Non-controlling interest in subsidiary (note 3)	8	—	17	—

Goodwill expense (note 2(a)(ii))	—	7	—	19

	2,036	1,771	5,741	5,470

Net income before income tax provision	152	133	508	435

Income tax provision	36	39	142	141

Net income including participating policyholders’ net income (loss)	116	94	366	294

Participating policyholders’ net income (loss)	—	3	—	(10)

Shareholders’ net income	$116	$91	$366	$304

Preferred share dividends	2	—	7	—

Common shareholders’ net income	$114	$91	$359	$304

Average number of common shares outstanding (millions)

Basic	160.4	160.4	160.4	160.4

Diluted	160.4	160.7	160.4	160.7

Earnings per common share

Basic	$0.71	$0.57	$2.24	$1.90

Diluted	$0.71	$0.57	$2.24	$1.89

(1) As restated, see note 1.

(See accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002      1

Consolidated Balance Sheets — Unaudited

	As at

	September 30	December 31	September 30 (1)
(in millions of Canadian dollars)	2002	2001	2001

ASSETS

General fund

Invested assets

Bonds	$20,933	$19,046	$19,073

Mortgages	7,845	7,996	7,947

Common and preferred stocks	1,960	2,475	2,361

Real estate	1,050	941	964

Policy loans	1,124	1,070	1,036

Short-term investments	125	149	150

Cash and cash equivalents	1,705	993	545

Other	519	775	612

Total invested assets	35,261	33,445	32,688

Premiums receivable	132	123	136

Investment income due and accrued	434	369	473

Goodwill (note 2(a)(ii))	137	137	143

Other assets	699	877	886

Total general fund	$36,663	$34,951	$34,326

Segregated funds	$20,776	$22,090	$20,093

LIABILITIES AND EQUITY

General fund

Policy liabilities

Actuarial liabilities	$27,835	$27,169	$26,835

Benefits payable and provision for unreported claims	680	645	537

Policyholders’ amounts left on deposit	444	426	419

Provision for future policyholder dividends and experience rating refunds	377	372	362

Total policy liabilities	29,336	28,612	28,153

Net deferred gains	1,458	1,491	1,471

Other liabilities	1,050	875	894

	31,844	30,978	30,518

Subordinated debentures	550	550	550

Non-controlling interest in subsidiary (note 3)	450	—	—

Equity

Participating policyholders’ equity	43	40	34

Shareholders’ equity

Preferred shares (note 4)	145	145	—

Common shares (note 4)	317	317	317

Total retained earnings	3,314	2,921	2,907

Total equity	3,819	3,423	3,258

Total general fund	$36,663	$34,951	$34,326

Segregated funds	$20,776	$22,090	$20,093

(1)As restated, see note 1.

(See accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002      2

Consolidated Statements of Equity - Unaudited

For the nine months ended September 30 (in millions of Canadian dollars)	2002	2001(1)

PARTICIPATING POLICYHOLDERS’ EQUITY

Balance, beginning of period	$41	$45

Participating policyholders’ net loss	—	(10)

Balance, end of period	41	35

Currency translation account

Balance, beginning of period	(1)	(1)

Change for the period	3	—

Balance, end of period	2	(1)

Total participating policyholders’ equity	$43	$34

SHAREHOLDERS’ EQUITY

Share capital

Preferred shares

Balance, beginning and end of period	$145	$—

Common shares

Balance, beginning and end of period	$317	$317

Retained earnings

Balance, beginning of period	$2,910	$2,652

Shareholders’ net income	366	304

Dividends paid to preferred shareholders	(7)	—

Dividends paid to common shareholders	(72)	(63)

Issuance costs (note 3)	(5)	—

Balance, end of period	3,192	2,893

Currency translation account

Balance, beginning of period	11	(77)

Change for the period	111	91

Balance, end of period	122	14

Total retained earnings	$3,314	$2,907

Total equity	$3,819	$3,258

(1) As restated, see note 1.

(see accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002      3

Consolidated Statements of Cash Flows - Unaudited

	Three months		Nine months
For the period ended September 30
(in millions of Canadian dollars)	2002	2001(1)	2002	2001(1)
CASH FLOWS FROM OPERATING ACTIVITIES

Net income including participating policyholders’ net income (loss)	$116	$94	$366	$294

Items not affecting cash and cash equivalents

Increase in actuarial liabilities and other policy liabilities	290	268	226	769

Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(43)	14	(155)	(119)

Other, including future income taxes	(6)	24	1	95

	357	400	438	1,039

Net change in other operating assets and liabilities

Other assets	146	(74)	63	(81)

Other liabilities	(117)	(98)	159	(115)

	29	(172)	222	(196)

Increase due to operating activities	386	228	660	843

CASH FLOWS FROM INVESTING ACTIVITIES

Sales, maturities and scheduled redemptions of:

Bonds	3,121	6,680	11,101	13,896

Mortgages	507	442	1,449	1,353

Common and preferred stocks	254	126	996	435

Real estate	4	7	36	24

Other investments	130	53	317	103

Purchases of:

Bonds	(3,110)	(7,104)	(12,414)	(14,803)

Mortgages	(483)	(507)	(1,236)	(1,513)

Common and preferred stocks	(221)	(114)	(479)	(773)

Real estate	(5)	(31)	(81)	(104)

Other investments	(17)	(31)	(54)	(120)

Net short-term investments	9	(22)	24	218

Net policy loans	(8)	2	(54)	(16)

Increase (decrease) due to investing activities	181	(499)	(395)	(1,300)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Canada Life Capital Securities, net (note 3)	—	—	445	—

Dividends paid to shareholders	(26)	(21)	(79)	(63)

Increase (decrease) due to financing activities	(26)	(21)	366	(63)

Effect of changes in exchange rates on cash and cash equivalents	85	33	81	14

Net increase (decrease) in cash and cash equivalents for the period	626	(259)	712	(506)

Cash and cash equivalents, beginning of period	1,079	804	993	1,051

Cash and cash equivalents, end of period	$1,705	$545	$1,705	$545

Supplementary disclosure of cash flow information:

Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$17	$10	$46	$29

Income taxes paid, net of refunds	$30	$74	$81	$152

(1) As restated, see note 1.

(see accompanying notes)

Canada Life Financial Corporation — Third Quarter Report 2002      4

Consolidated Statements of Changes in Segregated Funds — Unaudited

	Three months		Nine months
For the period ended September 30
(in millions of Canadian dollars)	2002	2001	2002	2001

ADDITIONS TO SEGREGATED FUNDS

Deposits and transfers from the general fund	$862	$917	$2,795	$2,990

Reclassifications from the general fund and transfer of seed money	—	—	664	—

Net investment income	110	73	338	253

Impact of change in currency exchange rates	846	1,089	966	405

	1,818	2,079	4,763	3,648

DEDUCTIONS FROM SEGREGATED FUNDS

Withdrawals, benefit payments and transfers to the general fund	578	422	1,758	1,615

Operating expenses	89	97	291	280

Tax recovery	(3)	(76)	(13)	(123)

Net decrease in fair value of investments	2,307	2,648	4,041	4,166

	2,971	3,091	6,077	5,938

Net deduction from segregated funds for the period	(1,153)	(1,012)	(1,314)	(2,290)

Segregated funds, beginning of period	21,929	21,105	22,090	22,383

Segregated funds, end of period	$20,776	$20,093	$20,776	$20,093

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets — Unaudited

	As at

	September 30	December 31	September 30
(in millions of Canadian dollars)	2002	2001	2001

Bonds	$2,553	$2,219	$2,445

Mortgages	8	8	8

Common and preferred stocks	15,800	17,769	15,637

Real estate	874	788	765

Cash and short-term investments	1,715	1,536	1,334

Investment income due and accrued	30	20	40

Tax asset (liability)	(26)	(61)	41

Due to brokers and others	(178)	(189)	(177)

	$20,776	$22,090	$20,093

Canada Life Financial Corporation — Third Quarter Report 2002      5

Notes to the Interim Consolidated Financial Statements — Unaudited

For the three and nine months ended September 30, 2002

1.	ACCOUNTING POLICIES — AS PER THE 2001 ANNUAL REPORT

The interim Consolidated Financial Statements for Canada Life Financial Corporation (the Company) should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001, as set out in the 2001 Annual Report. The significant accounting policies followed in the preparation of these interim Consolidated Financial Statements are consistent with those found in the 2001 Annual Report except as described in note 2 below.

During the fourth quarter of 2001, the Company adopted the new Standards of Practice for the Valuation of Policy Liabilities of Life Insurers issued by the Canadian Institute of Actuaries. For further information see note 2(a) to the Consolidated Financial Statements included in the 2001 Annual Report. This change has resulted in an increase in shareholders’ net income of $16 million and $39 million for the three and nine months ended September 30, 2001, respectively, and a decrease of $181 million in shareholders’ equity as at September 30, 2001 from what was originally reported.

2.	ACCOUNTING POLICY AND OTHER CHANGES

(a)	Accounting Policy Changes

(i)	Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) new recommendations for Stock-based Compensation and Other Stock-based Payments, which allow for the use of either the fair value or intrinsic value methods to account for certain stock-based compensation agreements. The Company has adopted these recommendations retroactively without restatement of prior periods as the restatements are not material to the Consolidated Financial Statements. The Company uses the intrinsic value method of accounting for such awards, under which no compensation expense is recognized for stock options where the exercise price is equivalent to the closing market price of the Company’s shares on the Toronto Stock Exchange the day prior to the option grant date. The new recommendations also require that stock appreciation rights (SARs) that can be settled in cash be recorded as liabilities for the excess of the market value of the shares over the exercise price.

(ii)	Business Combinations, Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted prospectively the new recommendations for Goodwill and Other Intangible Assets issued by the CICA. Under the new recommendations, all goodwill and intangible assets with indefinite lives ceased to be amortized to shareholders’ net income. Goodwill and intangible assets with indefinite lives are subject to a periodic impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to general expenses on the Consolidated Statements of Net Income in the period in which the impairment has been determined. The Company has completed its impairment testing on the goodwill balance as at December 31, 2001 and determined that goodwill is not impaired.

Amortization of goodwill for the three months ended September 30, 2001 was $7 million and for the nine months ended September 30, 2001 was $19 million. Adoption of this standard has resulted in a $7 million decrease in expenses for the three months ended September 30 and a $19 million decrease in expenses for the nine months ended September 30 as goodwill was not amortized in 2002. Excluding the goodwill expense, the shareholders’ net income for the three months ended September 30, 2001 would have been $98 million and for the nine months ended September 30, 2001 would have been $323 million, resulting in an increase in both basic and diluted earnings per share of $0.04 and $0.12, respectively.

(b)	Other Changes

(i)	Valuation of invested assets held for the general fund

In the third quarter of 2002, the Company changed the application of the rate used for the moving average market method for stocks and real estate portfolios in accordance with the requirements of the Office of the Superintendent of Financial Institutions, Canada. The fair value adjustment of the difference between the carrying value and period-end fair value and the amortization of net realized gains and losses have been changed from 15% per annum to 5% per quarter for stocks and from 10% per annum to 3% per quarter for real estate. The Company has adopted this change in estimate in the third quarter on a prospective basis. The impact of this change on these interim Consolidated Financial Statements was not material.

Canada Life Financial Corporation — Third Quarter Report 2002      6

3.	NON-CONTROLLING INTEREST IN SUBSIDIARY

On March 14, 2002, Canada Life Capital Trust (CLCT), a trust established under the laws of Ontario by The Canada Trust Company and administered by The Canada Life Assurance Company (CLA), issued $450 million of non-voting Canada Life Capital Securities (CLiCS). CLCT issued $300 million of non-voting CLiCS — Series A and $150 million of non-voting CLiCS — Series B which qualify as Tier 1 capital for Canadian regulatory purposes. Holders of the CLiCS - Series A and CLiCS — Series B will be entitled to receive semi-annual, non-cumulative fixed cash distributions of $33.395 and $37.645 per $1,000 of CLiCS respectively, representing respective annual yields of 6.679% and 7.529% of the $1,000 initial issue price, payable out of CLCT’s net distributable funds. Subject to regulatory approval, CLCT may redeem any series of CLiCS, in whole or in part, at any time on or after September 30, 2007, and in certain limited circumstances, may also redeem all but not less than all of the CLiCS prior to September 30, 2007. The holders of the CLiCS will have the right at any time to surrender each $1,000 face amount of CLiCS and to receive from CLCT in exchange, in the case of CLiCS — Series A, 40 newly issued CLA Class A Shares Series 2, or in the case of CLiCS — Series B, 40 newly issued CLA Class A Shares Series 4, subject to compliance with the declaration of trust governing CLCT.

Pursuant to the share exchange agreement, the Company and CLA agreed that if CLCT fails to pay on any regular distribution date the required cash distributions on the CLiCS in full, CLA would not pay dividends on any of its public preferred shares that may be outstanding. If there are no public preferred shares of CLA outstanding, the Company will not pay dividends on any of its preferred and common shares. As at September 30, 2002, CLA did not have any public preferred shares outstanding. In each case, the ability to restart distributions on the CLiCS and dividend payments to the public depends on the resumption of dividend payments on the CLA Class A Shares Series 1.

In addition, as long as any CLiCS are outstanding, and provided that CLA does not have outstanding public preferred shares, the Company will not declare or pay dividends on outstanding preferred and common shares unless CLA has declared and paid a dividend on the CLA Class A Shares Series 1.

The non-controlling interest in subsidiary on the Consolidated Balance Sheets consists of $450 million in CLiCS issued by CLCT.

4.	SHARE CAPITAL

(a)	Authorized:

(i)	Preferred shares

There is an unlimited number of authorized non-voting preferred shares without nominal or par value, issuable in series. The Company’s by-laws authorize the Board of Directors, prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company’s by-laws and the Insurance Companies Act (Canada).

(ii)	Common shares

There is an unlimited number of authorized voting common shares without nominal or par value.

(b)	Issued and outstanding:

As at September 30
(in millions)	2002		2001

	Number of	Share	Number of	Share
	shares	value	shares	value

Preferred shares

Balance, beginning and end of period	6.0	$145	—	$—

Common shares

Balance, beginning and end of period	160.4	$317	160.4	$317

Canada Life Financial Corporation — Third Quarter Report 2002      7

5.	STOCK-BASED COMPENSATION

In 2001, the Company introduced a directors share purchase plan, a deferred stock unit plan, and an employee stock purchase plan. Information concerning these plans, in addition to the stock option plan, is included in note 14 to the Consolidated Financial Statements included in the 2001 Annual Report.

A summary of the Company’s outstanding stock options is as follows:

For the nine months ended September 30	2002		2001

	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price

Outstanding, beginning of period	2,046,410	$39.86	962,046	$36.95

Granted	1,054,762	43.10	1,107,339	42.22

Exercised	9,679	36.95	—	—

Forfeited	108,219	40.32	51,953	39.61

Outstanding, end of period	2,983,274	$40.99	2,017,432	$39.77

Exercisable, end of period	546,218	$39.88	48,000	$36.95

Available for grant	5,007,047		5,982,568

The stock options outstanding and exercisable as at September 30, 2002, by exercise price, were as follows:

	Options outstanding			Options exercisable

		Weighted average
		remaining	Weighted		Weighted
Range of exercise	Number of	contractual life	average	Number of	average exercise
prices	stock options	(years)	exercise price	stock options	price

$34.05 to $38.55	877,946	8.12	$36.93	246,017	$36.95

$38.56 to $43.06	1,068,085	8.39	$42.24	300,201	$42.28

$43.07 to $47.57	1,037,243	9.36	$43.15	—	—

	2,983,274		$40.99	546,218	$39.88

Under the fair value method of accounting for stock options, the fair value is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense. The weighted average fair value of stock options at the grant date for the nine months ended September 30, 2002 was estimated to be $14.04 per stock option using the Black-Scholes option pricing model. The pricing model assumes the following weighted average information: risk-free interest rate of 5%, an expected life of seven years, an expected common share volatility of 24.4% and an expected dividend yield of 1.20%. Had the Company used the fair value method to measure compensation, the common shareholders’ net income, earnings per common share and diluted earnings per common share for the three months ended September 30, 2002 would have been reduced by $2 million, $0.01 and $0.01, respectively, and for the nine months ended September 30, 2002, would have been reduced by $5 million, $0.03 and $0.03, respectively.

The Company recognizes compensation expense for those stock options that have been awarded SARs in tandem based on the excess of the market value over the exercise price. The Company expects the SARs to be settled in cash and, therefore, accrues compensation expense on SARs over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price.

Total compensation expense, included in general expenses on the Consolidated Statements of Net Income, for the three and nine months ended September 30, 2002 was not material.

Canada Life Financial Corporation — Third Quarter Report 2002      8

6.	SEGMENTED INFORMATION

The Company is a diversified international life insurance enterprise offering a wide range of protection and wealth management products to individuals and groups, through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland, and an International and Reinsurance Division. In addition, there is a corporate group that manages invested assets, provides certain administrative services for the operating divisions and is responsible for capital management.

					International
		United	United	Republic	and
For the three months ended September 30	Canadian	Kingdom	States	of Ireland	Reinsurance	Corporate
(in millions of Canadian dollars)	Division	Division	Division	Division	Division	Division	Total

2002

GENERAL FUND

Revenues

Premiums	$541	$422	$459	$38	$101	$—	$1,561

Net investment income	209	74	175	12	17	9	496

Fee and other income	43	65	2	20	1	—	131

	793	561	636	70	119	9	2,188

Expenditures

Payment to policyholders and beneficiaries	501	322	461	21	69	—	1,374

Increase in actuarial liabilities	83	126	73	3	17	—	302

General expenses, commissions, premium and other taxes and interest expense	132	69	72	40	31	16	360

	716	517	606	64	117	16	2,036

Net income (loss) before income tax provision (recovery)	77	44	30	6	2	(7)	152

Income tax provision (recovery)	30	—	10	—	(1)	(3)	36

Net income (loss) including participating policyholders’ net income (loss)	47	44	20	6	3	(4)	116

Participating policyholders’ net income (loss)	—	—	(1)	1	—	—	—

Shareholders’ net income (loss)	$47	$44	$21	$5	$3	$(4)	$116

SEGREGATED FUNDS

Deposits	$249	$370	$67	$176	$—	$—	$862

2001

GENERAL FUND

Revenues

Premiums	$457	$269	$450	$78	$81	$—	$1,335

Net investment income	216	40	169	—	17	10	452

Fee and other income	46	51	4	14	2	—	117

	719	360	623	92	100	10	1,904

Expenditures

Payment to policyholders and beneficiaries	476	247	424	20	80	—	1,247

Increase in actuarial liabilities	38	20	112	36	11	—	217

General expenses, commissions, premium and other taxes, interest expense and goodwill	119	64	71	16	27	10	307

	633	331	607	72	118	10	1,771

Net income (loss) before income tax provision (recovery)	86	29	16	20	(18)	—	133

Income tax provision (recovery)	37	1	3	5	(7)	—	39

Net income (loss) including participating policyholders’ net income (loss)	49	28	13	15	(11)	—	94

Participating policyholders’ net income (loss)	1	—	(1)	2	1	—	3

Shareholders’ net income (loss)	$48	$28	$14	$13	$(12)	$—	$91

SEGREGATED FUNDS

Deposits	$307	$513	$12	$84	$1	$—	$917

Canada Life Financial Corporation — Third Quarter Report 2002      9

					International
		United	United	Republic	and
For the nine months ended September 30	Canadian	Kingdom	States	of Ireland	Reinsurance	Corporate
(in millions of Canadian dollars)	Division	Division	Division	Division	Division	Division	Total

2002

GENERAL FUND

Revenues

Premiums	$1,478	$1,080	$1,351	$105	$277	$—	$4,291

Net investment income	649	251	531	38	49	36	1,554

Fee and other income	137	174	15	74	4	—	404

	2,264	1,505	1,897	217	330	36	6,249

Expenditures

Payment to policyholders and beneficiaries	1,512	757	1,314	61	187	—	3,831

Increase in actuarial liabilities	121	431	262	24	31	—	869

General expenses, commissions, premium and other taxes and interest expense	403	187	210	102	95	44	1,041

	2,036	1,375	1,786	187	313	44	5,741

Net income (loss) before income tax provision (recovery)	228	130	111	30	17	(8)	508

Income tax provision (recovery)	88	15	38	5	3	(7)	142

Net income (loss) including participating policyholders’ net income (loss)	140	115	73	25	14	(1)	366

Participating policyholders’ net income (loss)	—	—	(1)	1	—	—	—

Shareholders’ net income (loss)	$140	$115	$74	$24	$14	$(1)	$366

Total assets	$14,181	$9,019	$11,102	$1,162	$1,199	$—	$36,663

SEGREGATED FUNDS

Deposits	$1,019	$1,142	$138	$495	$1	$—	$2,795

Total assets	$7,038	$10,279	$629	$2,826	$4	$—	$20,776

2001

GENERAL FUND

Revenues

Premiums	$1,407	$773	$1,273	$295	$238	$—	$3,986

Net investment income	688	255	512	39	48	33	1,575

Fee and other income	129	158	12	42	3	—	344

	2,224	1,186	1,797	376	289	33	5,905

Expenditures

Payment to policyholders and beneficiaries	1,527	698	1,304	80	193	—	3,802

Increase in actuarial liabilities	86	175	223	178	28	—	690

General expenses, commissions, premium and other taxes, interest expense and goodwill	387	207	203	80	73	28	978

	2,000	1,080	1,730	338	294	28	5,470

Net income (loss) before income tax provision (recovery)	224	106	67	38	(5)	5	435

Income tax provision (recovery)	101	14	18	10	(4)	2	141

Net income (loss) including participating policyholders’ net income (loss)	123	92	49	28	(1)	3	294

Participating policyholders’ net income (loss)	—	—	(12)	1	1	—	(10)

Shareholders’ net income (loss)	$123	$92	$61	$27	$(2)	$3	$304

Total assets	$13,989	$7,288	$10,710	$1,500	$839	$—	$34,326

SEGREGATED FUNDS

Deposits	$1,080	$1,515	$31	$363	$1	$—	$2,990

Total assets	$7,252	$10,246	$680	$1,911	$4	$—	$20,093

7.	SUBSEQUENT EVENT

On October 1, 2002 the Company completed its agreement with Royal & SunAlliance Insurance Group plc to acquire its group life and long term disability insurance business in the United Kingdom. Effective October 1, 2002, the Company reinsured the group insurance risks. Formal transfer of the business will occur after court approval, expected in mid- 2003. This acquisition has a purchase price of approximately $150 million.

Canada Life Financial Corporation — Third Quarter Report 2002      10